Exhibit 12.1
CSC Holdings, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Three Months Ended	Years Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001
		(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes and dividend requirements	$(56,280)	$(75,748)	$(579,359)	$(152,297)	$(385,591)	$1,427,030
Add:
Equity in net (income) loss of affiliates	(1,403)	(3,286)	12,991	(429,732)	42,014	68,206
Minority Interests	1,337	5,034	65,568	24,690	27,179	180,889
Fixed charges per (B) below	169,385	670,633	668,119	655,169	567,224	584,755
Amortization of previously capitalized interest	—	50	1,198	299	—	—
Distributed income of equity investees	—	2	433	478,987	9,668	20,924
Deduct:
Interest capitalized during period	—	—	—	(7,692)	(7,378)	(2,100)
Preferred stock dividend requirements	—	—	—	—	—	—

Earnings for computation purposes (A)	$113,039	$596,685	$168,950	$569,424	$253,116	$2,279,704

Fixed Charges:
Interest on indebtedness, expensed or capitalized, including amortization of debt expense	$161,048	$640,015	$636,274	$623,368	$526,636	$546,104
Portion of rents representative of the interest factor (including discontinued operations)	8,337	30,618	31,845	31,801	40,588	38,651

Fixed charges for computation purposes (B)	$169,385	$670,633	$668,119	$655,169	$567,224	$584,755

Ratio of earnings to fixed charges (A)/(B)	—	—	—	—	—	3.90

Deficiency of earnings available to cover fixed charges	$(56,346)	$(73,948)	$(499,169)	$(85,745)	$(314,108)	$—